Exhibit 5.1 September 8, 2016 DXP Enterprises, Inc. 7272 Pinemont Drive Houston, Texas 77040	Norton Rose Fulbright US LLP 1301 McKinney, Suite 5100 Houston, Texas 77010-3095 United States Tel +1 713 651 5151 Fax +1 713 651 5246 nortonrosefulbright.com

Ladies and Gentlemen:

We have acted as counsel to DXP Enterprises, Inc., a Texas corporation (the “Company”), in connection with the proposed issuance and sale by the Company of common stock, par value $0.01, having an aggregate gross sale price of up to $25,000,000 (the “Common Stock”). The Common Stock is to be issued pursuant to the registration statement on Form S-3 (Registration No. 333-213227) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) by the Company on August 19, 2016, including the base prospectus contained therein, and the prospectus supplement (the “Prospectus Supplement”) filed with the Commission on September 8, 2016 relating to the offering of the Common Stock.

As counsel to the Company, we have examined such corporate records, documents and questions of law as we have deemed necessary or appropriate for the purposes of this opinion. In such examinations, we have assumed the genuineness of signatures and the conformity to the originals of the documents supplied to us as copies. As to various questions of fact material to this opinion, we have relied upon statements and certificates of officers and representatives of the Company. Without limiting the foregoing, we have examined the Equity Distribution Agreement (the “Distribution Agreement”), dated December 4, 2015 between the Company, Liquidnet, Inc., and BB&T Capital Markets, a division of BB&T Securities, LLC.

Based upon the foregoing, and subject to the limitations, qualifications, assumptions and exceptions stated herein, we are of the opinion that when issued and paid for in the manner contemplated by the Distribution Agreement, the Common Stock will be legally issued, fully paid and nonassessable.

The opinions expressed herein are limited exclusively to the laws of the State of Texas and the federal laws of the United States of America, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the references to us under “Legal Matters” in the Prospectus Supplement.

Very truly yours,

/s/	Norton Rose Fulbright US LLP
Norton Rose Fulbright US LLP

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